ARBOR RAPHA CAPITAL BIOHOLDINGS CORP. I

333 Earle Ovington Blvd. Suite 900

Uniondale, New York 11553

October 26, 2021

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows

Re:	Arbor Rapha Capital Bioholdings Corp. I (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-259516)

Dear Ms. Meadows:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259516) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 28, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 and that such effectiveness also be confirmed in writing.

Very truly yours,

Arbor Rapha Capital Bioholdings Corp. I

By:	/s/ Ivan Kaufman
	Name:	Ivan Kaufman
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
David J. Goldschmidt, Esq.

cc:	Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Esq.